UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 4, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Synchronoss Technologies, Inc.

File No. 000-52049 - CF#36511

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Synchronoss Technologies, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 26, 2016.

Based on representations by Synchronoss Technologies, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.9.1	through July 31, 2019
Exhibit 10.9.2	through July 31, 2019
Exhibit 10.9.3	through July 31, 2019
Exhibit 10.9.4	through July 31, 2019
Exhibit 10.9.5	through July 31, 2019
Exhibit 10.9.6	through July 31, 2019
Exhibit 10.9.7	through July 31, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary